UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No.  4 )*

                            CHYRON CORPORATION
                            ------------------
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  ---------------------------------------
                    (Title of Class of Securities)

                                 171605108
                                 ---------
                              (CUSIP Number)

               John C. Jost, Esq., Dow, Lohnes & Albertson
          1255 Twenty-Third Street, N.W., Washington, D.C.  20037
                              (202) 857-2680
          -------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             July  25, 1995
                             --------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Exhibit Index is on Page 8

                               SCHEDULE 13D


CUSIP No. 171605108
          ---------


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Sepa Technologies Ltd., Co.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)       (b)
       ------    ------

    Not Applicable


3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    OO


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) or 2(E)

    Not Applicable


6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER
    -0-


8.  SHARED VOTING POWER
    9,000,000 (See Item 5(b))


9.  SOLE DISPOSITIVE POWER
    -0-


10.  SHARED DISPOSITIVE POWER
     9,000,000 (See Item 5(b))


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,000,000


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES* [_]

    Not Applicable


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 10.3%


14.  TYPE OF REPORTING PERSON*

     HC


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

See statement on Schedule 13D, as amended by Amendments 1-3 thereto, previously filed.

This Amendment 4 to the statement on Schedule 13D dated June 24, 1994 and filed July 5, 1994, as amended by Amendment 1 thereto dated August 2, 1994 and filed August 5, 1994, as amended by Amendment 2 thereto dated May 11, 1995 and filed May 15, 1995 and as amended by Amendment 3 thereto dated May 26, 1995 and filed June 1, 1995, is being filed by Sepa Technologies Ltd., Co. (hereinafter "SEPA") with regard to the common stock, par value $0.01 per share, (hereinafter "COMMON STOCK") of Chyron Corporation (hereinafter "COMPANY").

The purpose of this Amendment 4 is to report the July 25, 1995 closing of the previously reported sale by Sepa and its affiliate
Pesa, Inc., a Delaware corporation (hereinafter "PESA"), of
64,414,732 shares of Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND.

See statement on Schedule 13D, as amended by Amendments 1-3 thereto, previously filed.

The principal place of business and principal office of Sepa is c/o John C. Jost, Esq., Dow,Lohnes & Albertson, One Ravinia
Drive, Suite 1600 Atlanta, Georgia 30346-2108.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

No material change - see statement on Schedule 13D, as amended by Amendments 1-3 thereto, previously filed.

ITEM 4.  PURPOSE OF TRANSACTION.

    (a)  See statement on Schedule 13D, as amended by Amendments
         1-3 thereto, previously filed.

         On July 25, 1995, Sepa and Pesa, respectively, closed on the Stock Purchase Agreement by and among CC Acquisition Company A, L.L.C., Sepa and John A. Servizio, dated May 26, 1995, and the Stock Purchase Agreement by and among CC Acquisition Company A, L.L.C., CC Acquisition Company B, L.L.C. and Pesa, Inc., dated May 26, 1995 (hereinafter collectively "STOCK PURCHASE AGREEMENTS"). Pursuant thereto, Sepa sold 5,000,000 shares of Common Stock to CC Acquisition Company A, L.L.C. and its assignees for consideration in the amount of $2,600,000 cash, Pesa sold 30,000,000 shares of Common Stock to CC Acquisition Company A, L.L.C. and its assignees for consideration aggregating in the amount of $15,600,000 cash, and Pesa sold 29,414,732 shares of Common Stock to CC Acquisition Company B, L.L.C. and its assignees for consideration aggregating in the amount of $14,119,071.36 payable in installments over a 47-month period. Copies of the Stock Purchase Agreements are attached as Exhibits 1 and 2 to Amendment 3 to the statement on Schedule 13D of Sepa dated May 26, 1995 and filed June 1, 1995, and are incorporated herein by reference.

         At the July 25, 1995 closing, the 29,414,732 shares of Common Stock sold by Pesa to CC Acquisition Company B, L.L.C. and its assignees were deposited by the latter in escrow and will be released thereto as it makes the above-described installment payments. In the event that an installment payment were not made, the escrow agent would deliver the shares relating to such payment to Pesa's escrow agent, which would be Pesa's sole remedy for non-payment.

    (b) No material change - see statement on Schedule 13D, as amended by Amendments 1-3 thereto, previously filed.

    (c) No material change - see statement on Schedule 13D, as amended by Amendments 1-3 thereto, previously filed.

    (d)  See statement on Schedule 13D, as amended by Amendments
         1-3 thereto, previously filed.

         At the July 25, 1995 closing of the Stock Purchase Agreements, certain representatives of Sepa and Pesa resigned from the Board of Directors of the COMPANY and were subsequently replaced by representatives of CC Acquisition Company A, L.L.C., CC Acquisition Company B, L.L.C. and their assignees, thereby resulting in their obtaining control of the Board of Directors of the COMPANY.

    (e)-(j) No material change - see statement on Schedule 13D, as amended by Amendments 1-3 thereto, previously filed.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)  See statement on Schedule 13D, as amended by Amendments
         1-3 thereto, previously filed.

         Immediately following the closing of the Stock Purchase Agreements on July 25, 1995, Sepa in the aggregate beneficially owned 9,000,000 shares of Common Stock, all of which were directly owned by Sepa and none by Pesa. The COMPANY had advised Sepa that as of July 13, 1995 there were 87,727,304 shares of Common Stock issued and outstanding. Consequently, Sepa beneficially owned approximately 10.3% of the issued and outstanding shares of Common Stock immediately following the closing.

         Copies of the Stock Purchase Agreements are attached as Exhibits 1 and 2 to Amendment 3 to the statement on
         Schedule 13D of Sepa dated May 26, 1995 and filed June 1, 1995, and are incorporated herein by reference.

    (b)  See statement on Schedule 13D, as amended by Amendments
         1-3 thereto, previously filed.

         Pursuant to Sepa's Stock Purchase Agreement, Sepa agreed to vote its remaining 9,000,000 shares of Common Stock in accordance with the direction of CC Acquisition Company A, L.L.C. and its assignees and in furtherance thereof delivered thereto its proxy relating to the voting of such Common Stock.

         Pursuant to Sepa's Stock Purchase Agreement, Sepa agreed not to sell or otherwise dispose of its remaining 9,000,000 shares of Common Stock except (i) to an "Affiliate" of Sepa (as that term is defined in the Stock Purchase Agreement), (ii) subject to the "right of first refusal" of CC Acquisition Company A, L.L.C. and its assignees, or (iii) pursuant to certain permitted sales under Rule 144 promulgated under the Securities Act of 1933, as amended; provided, however, that Sepa may not make any such Rule 144 sales during the two-year period immediately following the July 25, 1995 closing date and further provided that the annual aggregate number of shares sold by Sepa pursuant to Rule 144 may not exceed 500,000 shares.

         Copies of the Stock Purchase Agreements are attached as Exhibits 1 and 2 to Amendment 3 to the statement on
         Schedule 13D of Sepa dated May 26, 1995 and filed June 1, 1995, and are incorporated herein by reference.

    (c)-(e) No material change - see statement on Schedule 13D, as amended by Amendments 1-3 thereto, previously filed.

ITEM 6.  CONTRACTS, AGREEMENTS, UNDERTAKINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

See statement on Schedule 13D, as amended by Amendments 1-3 thereto, previously filed.

See Item 4 and Item 5 above, which are hereby incorporated herein by reference.

Copies of the Stock Purchase Agreements are attached as Exhibits
1 and 2 to Amendment 3 to the statement on Schedule 13D of Sepa dated May 26, 1995 and filed June 1, 1995, and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1          -    Stock Purchase Agreement by and among
                        Acquisition Company A, L.L.C., CC
                        Acquisition Company B, L.L.C., and
                        Pesa, Inc., dated May 26, 1995,
                        incorporated by reference to Exhibit 1 to the Third Amendment of Schedule 13D of
                        Sepa Technologies Ltd., Co., dated May
                        26, 1995 and filed June 1, 1995.

Exhibit 2          -    Stock Purchase Agreement by and among CC
                        Acquisition Company A, L.L.C., Sepa
                        Technologies Ltd., Co., and John A.
                        Servizio, dated May 26, 1995,
                        incorporated by reference to Exhibit
                        2 to the Third Amendment of Schedule 13D of Sepa Technologies Ltd., Co., dated May
                        26, 1995 and filed June 1, 1995.

                            SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      SEPA TECHNOLOGIES LTD., CO.



Date:  7/25/95                        By: /s/ Miguel S. Moraga
                                         ------------------------
                                            Miguel S. Moraga
                                            Treasurer and Chief
                                            Financial Officer

                                    EXHIBIT INDEX


DOCUMENT                                                     Page

Exhibits:

Exhibit 1 Stock Purchase Agreement by and among CC Acquisition Company A, L.L.C., CC Acquisition Company B, L.L.C., and Pesa, Inc., dated May 26, 1995, incorporated by reference to Exhibit 1 to the Third Amendment of Schedule 13D of Sepa Technologies Ltd., Co., dated May 26, 1995 and filed June 1, 1995  . . . . . . . . . . . . .  ***

Exhibit 2 Stock Purchase Agreement by and among CC Acquisition Company A, L.L.C., Sepa Technologies Ltd., Co., and John A. Servizio, dated May 26, 1995, incorporated by reference to Exhibit 2 to the Third Amendment of Schedule 13D of Sepa Technologies Ltd., Co., dated May 26, 1995 and filed June 1, 1995  . . . . . . . . . . . . ***